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VIA EDGAR AND FEDERAL EXPRESS

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MAP Pharmaceuticals, Inc.
Registration Statement on Form S-3 filed February 12, 2010
File No. 333-164894

Dear Mr. Riedler,

On behalf of MAP Pharmaceuticals, Inc. the “Company”), we confirm receipt of the letter dated February 22, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-3 (the “Form S-3”). We are responding to the Staff’s comments on behalf of the Company, as set forth below. The Staff’s comments are set forth below in bold and correspond to the Staff’s letter. The Company’s responses follow the Staff’s comments.

Simultaneously with the filing of this letter, the Company is filing Amendment No. 1 to Form S-3 (“Amendment No. 1”), which incorporates the Company’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 1, which is specifically marked to show changes made to the Form S-3, are being submitted to the Staff via Federal Express.

General

1.	We note that you amended your Form 10-K for the fiscal year ended December 31, 2008 in order to provide corrected Chief Executive Officer and Chief Financial Officer certifications pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended. However, that amended Form 10-K did not include the entire annual report. Please file an amendment to the Form 10-K for the fiscal year ended December 31, 2008 that includes the entire annual report and new, corrected certifications.

March 9, 2010

Response: In response to the Staff’s comment, the Company has filed an amendment to the Form 10-K for the fiscal year ended December 31, 2008 that includes the entire annual report and new, corrected certifications from its Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended.

Where You Can Find More Information, page ii

2.	Please update your registration statement to include financial statements for the fiscal year ended December 31, 2009. Please see Item 3-01 or Regulation S-X.

Response: In response to the Staff’s comment, the Company has included financial statements for the fiscal year ended December 31, 2009 in Amendment No. 1.

3.	Please incorporate by reference the Form 8-K filed October 30, 2009.

Response: The Company respectfully submits that the Form 8-K filed October 30, 2009 is not required to be incorporated by reference into Amendment No. 1. The Company has incorporated by reference the Form 10-K for the fiscal year ended December 31, 2009, which was filed with the Commission on March 5, 2010

*    *    *

If the Staff has any additional questions or comments, please direct them to the undersigned at (650) 463-3078.

Very truly yours,

/s/ Gregory Chin
Gregory Chin of Latham & Watkins LLP

cc:	Charlene Friedman, Esq., MAP Pharmaceuticals, Inc.
Patrick Pohlen, Latham & Watkins LLP